SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SECURITIES EXCHANGE ACT OF 1934
Release No. 98674 / October 2, 2023

Admin. Proc. File No. 3-20847

In the Matter of

ADVANZEON SOLUTIONS, INC.

OPINION OF THE COMMISSION

SECTION 12(j) PROCEEDING

Grounds for Remedial Action

Failure to Comply with Periodic Filing Requirements

Company failed to file periodic reports in violation of Section 13(a) of the Securities Exchange Act of 1934 and Exchange Act Rules 13a-1 and 13a-13. *Held*, it is in the public interest to revoke the registration of the company's securities.

APPEARANCES:

Matthew J. Mueller, Fogarty Mueller Harris, PLLC, Tampa, FL, for Advanzeon Solutions, Inc.

Teresa Verges for the Division of Enforcement

On May 6, 2022, the Securities and Exchange Commission issued an order instituting proceedings ("OIP") against Advanzeon Solutions, Inc. ("Advanzeon") pursuant to Section 12(j) of the Securities Exchange Act of 1934.[1] After Advanzeon filed an answer to the OIP, the Division of Enforcement filed a motion for summary disposition asserting that revocation of all registered classes of Advanzeon's securities is the appropriate remedy for Advanzeon's failure to file required periodic reports in violation of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. Advanzeon does not dispute that it failed to make required periodic filings, but it opposes revocation on the ground that its delinquencies allegedly resulted from an ongoing bankruptcy proceeding and other pandemic-related challenges. Advanzeon requests instead that the Commission "suspend" its "registration for a period of up to one year" to allow Advanzeon to reorganize in bankruptcy and become current in its reporting obligations.

Because we find that there is no genuine issue with respect to any material fact, the Division is entitled to summary disposition as a matter of law. We accordingly revoke the registration of Advanzeon's securities.

I.   Background

Advanzeon (CIK No. 0000022872; ticker: CHCR), previously known as Comprehensive Care Corporation, is a Delaware corporation located in Tampa, Florida. Advanzeon's registration of its common stock under Exchange Act Section 12(g) subjected it to the Exchange Act's periodic filing requirements starting in February 1999.[2] Advanzeon filed its required annual reports from 1999 through 2019, and its required quarterly reports from 1999 through the third quarter of 2020.[3] In the most recent periodic report for the fiscal quarter ended September

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[1]   *Advanzeon Sols., Inc.*, Exchange Act Release No. 94861, 2022 WL 1442622, at *1 (May 6, 2022).

[2]   We take official notice of EDGAR filings, pursuant to Rule of Practice 323, 17 C.F.R. § 201.323 (permitting the Commission to take official notice of "any matter in the public official records of the Commission," such as periodic reports filed in the EDGAR database). Advanzeon's common stock was previously registered pursuant to Exchange Act Section 12(b) and listed on the New York Stock Exchange ("NYSE"). According to a Form 8-K filed by Advanzeon on February 5, 1999, the NYSE notified Advanzeon that its common stock would be delisted from the securities exchange. Following its delisting, Advanzeon's common stock was registered pursuant to Exchange Act Section 12(g). *See* 15 U.S.C. § 78*l*(g)(1)(A) (requiring issuers that exceed a specified threshold size to be registered under the Exchange Act). Advanzeon was also required to file periodic reports while it was registered under Section 12(b), as periodic reports must be filed by every issuer of a security registered pursuant to any subsection of Exchange Act Section 12. *See* 15 U.S.C. §§ 78m(a), 78*l*(b), (g). However, these administrative proceedings concern only the registration of Advanzeon's securities pursuant to Section 12(g). *See Advanzeon Sols.*, 2022 WL 1442622, at *1.

[3]   A table summarizing Advanzeon's delinquent filings is attached as Exhibit 1. We note that Advanzeon previously filed two "comprehensive" reports: (1) a Form 10-K filed on May 18, 2018, purporting to cover the 2013 and 2014 fiscal years and all interim periods, and (2) a Form 10-K filed on January 29, 2019, purporting to cover the 2015, 2016, and 2017 fiscal years and all

30, 2020, Advanzeon reported a net loss of $3,157,577 for the prior nine months. Advanzeon filed a Notification of Late Filing on Form 12b-25 for that quarterly report on November 16, 2020, stating that its "outside auditors have not completed their work in connection with compiling the financial information" and indicating that Advanzeon would file the report within five calendar days.[4] Advanzeon, however, did not file that periodic report until October 8, 2021, nearly one year later.

On March 4, 2022, the Division of Corporation Finance ("Corporation Finance") mailed Advanzeon a delinquency letter warning that it may be subject to a Section 12(j) proceeding if it did not file "all required reports within fifteen days from the date of this letter." After receiving the letter on April 12, 2022,[5] Advanzeon—through its counsel—requested via e-mail that the 15-day period to return to compliance not begin until that date. But Advanzeon did not subsequently file any of its past-due periodic reports, nor did Advanzeon file any other periodic reports as they became due.

As of the date of this opinion, Advanzeon would need to file eight quarterly reports and three annual reports to become current in its filing requirements.

II.   Analysis

Under Rule of Practice 250(b), a motion for summary disposition may be granted if "there is no genuine issue with regard to any material fact" and the moving party is "entitled to summary disposition as a matter of law."[6] We view the facts in the light most favorable to the non-moving party, but that party must produce evidence to demonstrate that there is a genuine and material factual dispute that necessitates an in-person evidentiary hearing.[7] Summary

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interim periods. The OIP does not allege, and the Division does not argue in its summary disposition motion, that Advanzeon's reports from those periods are deficient or delinquent. We therefore do not consider them further for purposes of the instant opinion. *Cf. Am. Stellar Energy, Inc.*, Exchange Act Release No. 64897, 2011 WL 2783483, at *5 (July 18, 2011) (disapproving of a consolidated report because it did not contain material information that would have been in the delinquent filings, including quarterly financial data and a comparison between the audited financials of each year covered in the report).

[4]   *See* 17 C.F.R. § 240.12b-25(a).

[5]   According to the Division, the March 4 delinquency letter was twice mailed to Advanzeon at the address identified on its most recent filing with the Commission—a Form 10-Q filed on October 8, 2021—but the mailing was twice returned as undeliverable. The Division then forwarded a copy of the delinquency letter via e-mail to Advanzeon's counsel on April 12, 2022.

[6]   17 C.F.R. § 201.250(b).

[7]   *United Dev. Funding III, LP*, Exchange Act Release No. 89535, 2020 WL 4720528, at *2 (Aug. 12, 2020). A party opposing summary disposition "may not rely on bare allegations" or unsupported assertions. *See, e.g.*, *Healthway Shopping Network*, Exchange Act Release No. 89374, 2020 WL 4207666, at *2 (July 22, 2020).

disposition is often appropriate in Section 12(j) proceedings, especially where (as here) the respondent's repeated and continuing failure to file its required periodic reports—without which the public does not have accurate and current information about the company—is undisputed, and the only issue that remains is whether revocation of registration is the public interest.[8] Applying those standards, we find that there is no genuine issue with respect to any material fact and that the Division is entitled to summary disposition as a matter of law.[9]

A.   Advanzeon violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

Exchange Act Section 12(j) authorizes us, as "necessary or appropriate for the protection of investors," to suspend or revoke the registration of all classes of an issuer's securities if we find that the issuer has failed to comply with any provision of the Exchange Act or its rules.[10] Exchange Act Section 13(a) requires issuers of registered securities, such as Advanzeon, to file periodic reports with the Commission "for the proper protection of investors and to insure fair dealing" in the issuer's securities.[11] Exchange Act Rules 13a-1 and 13a-13 set forth the requirements for the annual and quarterly reports mandated under Exchange Act Section 13(a), including the deadlines for filing these reports.[12] A violation of these provisions does not require scienter.[13] The Division contends that Advanzeon violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 by failing to file annual and quarterly reports, as alleged in the OIP.

Advanzeon admits in its answer that it is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a quarterly report on October 8, 2021, for the fiscal quarter ended September 30, 2020.[14] Advanzeon's assertion that it has

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[8]   *See, e.g.*, *Calmare Therapeutics Inc.*, Exchange Act Release No. 97911, 2023 WL 4561052 (July 14, 2023); *Smartag, Int'l, Inc.*, Exchange Act Release No. 96755, 2023 WL 1066737 (Jan. 26, 2023); *LegacyXChange, Inc.*, Exchange Act Release No. 96401, 2022 WL 17345980 (Nov. 29, 2022).

[9]   *See Citizens Cap. Corp.*, Exchange Act Release No. 67313, 2012 WL 2499350, at *8 (June 29, 2012) (stating that summary disposition is appropriate in proceedings under Exchange Act Section 12(j) "where the issuer has not disputed the facts that constitute the violation").

[10]   15 U.S.C. § 78*l*(j); *see also* 15 U.S.C. § 78m(a).

[11]   15 U.S.C. § 78m(a).

[12]   17 C.F.R. §§ 240.13a-1, 13a-13; *see also* 15 U.S.C. § 78m(a).

[13]   *SEC v. McNulty*, 137 F.3d 732, 740–41 (2d Cir. 1998).

[14]   Advanzeon raised multiple affirmative defenses in its answer, including that the Commission's claims for relief are barred by the doctrine of estoppel; unlawful pursuant to 5 U.S.C. § 706(2)(A) of the Administrative Procedure Act; barred because Congress unconstitutionally delegated legislative power to the Commission; and barred based upon the statutes of limitation or doctrine of laches. Because Advanzeon did not mention—let alone develop—these defenses in its opposition to the Division's motion for summary disposition, we find that they have been forfeited. *See Canady v. SEC*, 230 F.3d 362, 362–63 (D.C. Cir. 2000) (affirming Commission's conclusion that respondent "waived [a] defense by failing to argue it");

"never intended to avoid filing any required periodic report" is immaterial, as scienter is not required to find a violation of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.[15] We therefore find that there is no genuine issue of material fact that Advanzeon violated those provisions, and that the registration of its securities is therefore subject to revocation under Exchange Act Section 12(j).[16] We now turn to whether revocation is appropriate on the facts of this case.

B.   Revocation under Exchange Act Section 12(j) is warranted.

In *Gateway International Holdings, Inc.*, we established a multifactor test to determine an appropriate sanction in the public interest when an issuer fails to make required filings:

> [W]e will consider, among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations.[17]

Although these factors are nonexclusive, and no single factor is dispositive,[18] "[w]e have held that a respondent's repeated failure to file its periodic reports on time is 'so serious' a violation of the Exchange Act that only a 'strongly compelling showing' regarding the other *Gateway* factors would justify a sanction less than revocation."[19] These factors all favor revocation here.

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see also Colindres v. U.S. Dept. of State, 71 F.4th 1018, 1025 (D.C. Cir. 2023) (affirming district court's finding of forfeiture based on failure to address argument in opposition to a dispositive motion); *Brown v. Colegio de Abogados de Puerto Rico*, 613 F.3d 44, 52 (1st Cir. 2010) (finding forfeited arguments that were "mentioned summarily in [the defendant's] original answer" but not "made in opposition to summary judgment"); *Talon Real Estate Holding Corp.*, Exchange Act Release No. 87614, 2019 WL 6324601, at *4 (Nov. 25, 2019) (deeming "unsupported and unpersuasive" a "number of affirmative defenses [listed] in [the respondent's] answer," but which the respondent failed to "develop[] . . . in its briefing opposing the Division's motion for summary disposition").

[15]   *See* note 13 *supra.*

[16]   *See Absolute Potential, Inc.*, Exchange Act Release No. 71866, 2014 WL 1338256, at *5 (Apr. 4, 2014) ("To prevent summary disposition, the opposing party must present facts demonstrating a genuine issue of fact that is material to the charged violation.").

[17]   *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 WL 1506286, at *4 (May 31, 2006).

[18]   *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 WL 5883342, at *12 (Nov. 4, 2013).

[19]   *Calais Res. Inc.*, Exchange Act Release No. 67312, 2012 WL 2499349, at *4 (June 29, 2012) (quoting *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 WL 137145, at *7 (Jan. 21, 2009)).

1. Advanzeon's violations are serious, recurrent, and show a high degree of culpability.

We find Advanzeon's violations to be serious and recurrent. Exchange Act reporting requirements are "the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities"[20] and to "insure fair dealing."[21] Thus, Advanzeon's failure to file periodic reports violated "a central provision of the Exchange Act" and "deprived both existing and prospective holders of its registered stock of the ability to make informed investment decisions based on current and reliable information."[22] And extensive Commission precedent has found missed filings of a duration and quantity similar to those at issue here to be serious.[23] Advanzeon's violations were also recurrent because, at the time of the OIP, Advanzeon's violations involved five missed filings over two years.[24] Indeed, Advanzeon has continued to be delinquent in its filings after we issued the OIP as it has not since filed any quarterly or annual reports with the Commission.[25] Nearly two years have passed since Advanzeon's last periodic filing.

Advanzeon's violations also reflect a high degree of culpability. Advanzeon's long history of "ignoring . . . reporting obligations" itself "evidences a high degree of culpability."[26] Advanzeon admitted in its answer, opposition brief, and declaration of one of its directors, that

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[20]   *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977).

[21]   15 U.S.C. § 78m(a).

[22]   *Accredited Bus. Consolidators Corp.*, Exchange Act Release No. 75840, 2015 WL 5172970, at *2 (Sept. 4, 2015); *see also United States v. Arthur Young & Co.*, 465 U.S. 805, 810 (1984) (observing that "[c]orporate financial statements are one of the primary sources of information available to guide the decisions of the investing public").

[23]   *See, e.g.*, *Accredited Bus. Consolidators*, 2015 WL 5172970, at *1 (two annual and five quarterly reports over two years); *China-Biotics,* 2013 WL 5883342, at *10 (failure to "file a single periodic report for more than a year and a half"); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 WL 2167956, at *7 (May 23, 2008) (two annual and six quarterly delinquent filings over a period of more than three years); *Gateway*, 2006 WL 1506286, at *5 ("seven annual and quarterly reports" over the course of eighteen months).

[24]   *See, e.g.*, *Accredited Bus. Consolidators*, 2015 WL 5172970, at *2 (failure to file "any periodic reports for over two years" was recurrent); *Nature's Sunshine Prods.*, 2009 WL 137145, at *5 (failure to file required filings over the course of two-year period was recurrent).

[25]   The fact that Advanzeon's "violations have continued since the issuance of the OIP" is a relevant consideration in assessing the appropriate sanction because the continued failure to "return to compliance . . . means that investors still lack current and reliable information" and so is further support for the finding that "revocation is necessary for the protection of investors." *United Dev. Funding III*, 2020 WL 4720528, at *5; *see also Gateway*, 2006 WL 1506286, at *5 n.30 (observing that "[a]lthough we are not finding violations based on those failures, we may consider them, and other matters that fall outside the OIP, in assessing appropriate sanctions").

[26]   *Calais Res.*, 2012 WL 2499349, at *4 (internal quotation marks omitted) (citing *Am.'s Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 WL 858747, at *3 (Mar. 22, 2007)).

the company was aware of the delinquencies and the importance of filing the company's periodic reports. Advanzeon's failure to file periodic reports "in knowing disregard of [its] regulatory responsibilities" supports our determination to impose a sanction that is consistent with its high degree of culpability.[27]

We do not find mitigating Advanzeon's claim that "[t]he primary reason" that it remains delinquent in its periodic reports is "the SEC's role as an adversary in its current pending bankruptcy proceeding," which was filed under Chapter 11 of the U.S. Bankruptcy Code on September 7, 2020.[28] Advanzeon does not explain how the Commission's participation in the bankruptcy proceeding has impeded its ability to file periodic reports. Indeed, Advanzeon's delinquencies began with its failure to file an annual report for the period ended December 31, 2020, and thus preceded the Commission's May 2022 filing of an objection to Advanzeon's bankruptcy plan. We also note that, after the company filed its voluntary bankruptcy petition, Advanzeon asserted in a Form 8-K filed on September 11, 2020, that the company "will continue to operate its business" and did not otherwise indicate that it would cease filing its periodic reports.

Nor do we find mitigating Advanzeon's claim that the delay was due to "difficulties imposed . . . by the [COVID-19] pandemic and other related reasons," including issues with prior accounting firms, the need to seek a new accounting firm, a decrease in revenue, and reduced staff. As we have previously explained, business difficulties like a "lack of staff" or "difficulties finding . . . legal and accounting professionals" do not excuse an issuer's failure to file periodic reports because such challenges are precisely the kind of material information that "would have been significant to both current and potential investors in evaluating whether they wanted to buy, sell or hold [the issuer's] securities."[29] Likewise, financial or other difficulties presented by the COVID-19 pandemic do not excuse an issuer's repeated failure to file its periodic reports.[30]

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[27] *Talon Real Estate Holding Corp.*, 2019 WL 6324601, at *4; *see also Gateway*, 2006 WL 1506286, at *5 & n.28 (revoking respondent's registration and finding "a high degree of culpability" because respondent "knew of its reporting obligations, yet failed to file a total of seven annual and quarterly reports").

[28] *See also Cobalis Corp.*, Exchange Act Release No. 64813, 2011 WL 2644158, at *5-6 (July 6, 2011) (rejecting argument that delinquencies were "excusable" because the issuer was the "victim of a creditor . . . that forced the Company into bankruptcy").

[29] *Advanced Life Scis. Holdings*, Exchange Act Release No. 81253, 2017 WL 3214455, at *3 (July 28, 2017); *China-Biotics*, 2013 WL 5883342, at *11 (finding that it is "especially serious" for an issuer to fail to make periodic reports during periods that coincide with a number of material developments).

[30] *Calmare Therapeutics Inc.*, 2023 WL 4561052, at *3 (determining that financial difficulties due to "circumstances presented by the pandemic" did not mitigate the respondent's repeated failure to file periodic reports); *accord Smartag Int'l*, 2023 WL 1066737, at *4 (determining that "financial constraints resulting from the pandemic" and "COVID travel restrictions" did not mitigate the respondent's repeated failure to file periodic reports) (quotation marks omitted); *LegacyXChange, Inc.*, 2022 WL 17345980, at *5 n.36 (determining that "adverse effects from the pandemic on businesses generally" were not mitigating).

We accordingly find that there is no genuine issue of material fact that Advanzeon's violations were serious, recurrent, and show a high degree of culpability. Advanzeon therefore must make a "strongly compelling showing" on the other *Gateway* factors to avoid revocation.[31] As discussed below, Advanzeon has not made such a showing.

2.   **Advanzeon's efforts to remedy past violations and ensure future compliance are insufficient to show that revocation is not appropriate.**

Advanzeon's continuing failure to file its outstanding, delinquent reports illustrates the inadequacy of its efforts to remedy its past violations and undermines the credibility of its assurances against future violations. In response to the delinquency letter from Corporation Finance staff, Advanzeon's counsel requested that the company have until April 27, 2022, to file its past due reports, but no periodic reports were filed by that deadline. After these proceedings were instituted, Advanzeon claimed in both its May 2022 answer and July 2022 opposition brief that a draft Form 10-K for the fiscal year ended December 31, 2020, "has been prepared and will be filed promptly once the new accounting firm is able to complete the process." Advanzeon further represented that "the same process will occur for the other periodic reports that remain outstanding as soon as possible" and requested that it be permitted one year "to reorganize in bankruptcy" and "bring its delinquent report filings current." But more than a year has passed since then and Advanzeon has yet to file a single delinquent report with the Commission. Advanzeon's "extensive record of failing to meet self-imposed deadlines" provide compelling reason to doubt its assurances.[32]

Advanzeon also asserts that it "continues to make substantial progress" toward becoming current in its periodic reports. But, to date, the five periodic reports that were delinquent on the date we issued the OIP remain delinquent and six additional periodic reports have become delinquent. In short, Advanzeon "cannot credibly identify when it will become current on its reporting obligations,"[33] much less provide credible assurances that it would not fall behind again in the future. Advanzeon's vague assurances and insufficient remedial steps fall short of the "strongly compelling showing" necessary to justify a sanction less than revocation in light of its serious and recurrent violations.[34]

*   *   *

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[31]   *Accredited Bus. Consolidators*, 2015 WL 5172970, at *3; *accord United Dev. Funding III*, 2020 WL 4720528, at *4; *see also supra* note 19 and accompanying text.

[32]   *See Talon*, 2019 WL 6324601, at *7.

[33]   *Impax Labs.*, 2008 WL 2167956, at *11; *see also United Dev. Funding III*, 2020 WL 4720528, at *6 (granting summary disposition where respondent had hired a new auditor but could not identify when it would file its delinquent reports).

[34]   *See Absolute Potential*, 2014 WL 1338256, at *5 & n.35 (finding insufficient company's "vague representations" that it would take "all necessary steps to ensure ongoing compliance" and had established "regular and reliable relationships with new accountants and auditors").

Advanzeon engaged in serious and recurrent violations of its reporting obligations and did so with a high degree of culpability. It has not filed any of the reports that were delinquent at the time of the OIP and has continued to miss additional required filings since. Advanzeon also has not established a genuine dispute of material fact as to whether its wholly unsuccessful efforts to cure past violations and its likewise ineffective efforts to ensure future compliance and avoid future violations are sufficient to justify a sanction other than revocation. We therefore grant the Division's motion for summary disposition and revoke the registration of all classes of the registered securities of Advanzeon Solutions, Inc., as necessary and appropriate for the protection of investors.[35]

An appropriate order will issue.[36]

By the Commission (Chair GENSLER and Commissioners PEIRCE, CRENSHAW, UYEDA and LIZÁRRAGA).

Vanessa A. Countryman
Secretary

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[35]   If, after revocation, Advanzeon is able to meet the relevant requirements, it may file a Form 10 to re-register its securities under Exchange Act Section 12(g), 15 U.S.C. § 78*l*(g). *See Talon*, 2019 WL 6324601, at *5 n.27.

[36]   We have considered all of the parties' contentions. We have rejected or sustained them to the extent that they are inconsistent or in accord with the views expressed in this opinion.

EXHIBIT 1

Advanzeon Solutions, Inc.
Admin. Proc. File No. 3-20847

Summary of Advanzeon's Delinquent Filings Before Issuance of OIP

No.	Report	Period Ending	Due Date For Filing Report[37]	Delinquency Corrected	
				Date	**How Late**
01	10-K	12/31/2020	03/31/2021	Still delinquent	
02	10-Q	03/31/2021	05/17/2021	Still delinquent	
03	10-Q	06/30/2021	08/16/2021	Still delinquent	
04	10-Q	09/30/2021	11/15/2021	Still delinquent	
05	10-K	12/31/2021	03/31/2022	Still delinquent	

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[37]   Pursuant to Exchange Act Rule 13a-1 and General Instruction A.2 to Form 10-K, non-accelerated filers such as Advanzeon are required to file annual reports with the Commission no later than ninety calendar days after the end of the fiscal year covered by the report. 17 C.F.R. §§ 240.13a-1, 249.310(b)(3); Form 10-K, https://www.sec.gov/files/form10-k.pdf. An annual report is required "for each fiscal year after the last full fiscal year for which financial statements were filed in [the issuer's] registration statement." 17 C.F.R. § 240.13a-1. Pursuant to Exchange Act Rule 13a-13 and General Instruction A.1 to Form 10-Q, non-accelerated filers are required to file quarterly reports with the Commission no later than forty-five calendar days after the end of the period covered by the report. 17 C.F.R. §§ 240.13a-13, 249.308a(a)(2); Form 10-Q, https://www.sec.gov/files/form10-q.pdf.

Summary of Advanzeon's Delinquent Filings After Issuance of OIP

No.	Report	Period Ending	Due Date For Filing Report	Delinquency Corrected	
				Date	How Late
01	10-Q	03/31/2022	05/16/2022	Still delinquent	
02	10-Q	06/30/2022	08/15/2022	Still delinquent	
03	10-Q	09/30/2022	11/14/2022	Still delinquent	
04	10-K	12/31/2022	03/31/2023	Still delinquent	
05	10-Q	03/31/2023	05/15/2023	Still delinquent	
06	10-Q	06/30/2023	08/14/2023	Still delinquent	

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 98674 / October 2, 2023

Admin. Proc. File No. 3-20847

In the Matter of

ADVANZEON SOLUTIONS, INC.

ORDER IMPOSING REMEDIAL SANCTIONS

On the basis of the Commission's opinion issued this day, it is

ORDERED that the registration of all classes of the registered securities of Advanzeon Solutions, Inc. (CIK No. 0000022872; ticker: CHCR) under Section 12(g) of the Securities Exchange Act of 1934 is hereby revoked pursuant to Exchange Act Section 12(j).

The revocation is effective as of October 3, 2023.

By the Commission.

Vanessa A. Countryman
Secretary